                                               -------------------------------
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             THE DEXTER CORPORATION
                             ----------------------
                                (Name of Issuer)

                           Common Stock, Par Value $1
                           --------------------------
                         (Title of Class of Securities)

                                  252165-10-5
                                  -----------
                                 (CUSIP Number)

                               Murray A. Indick
                       Richard C. Blum & Associates, L.P.
                        909 Montgomery Street, Suite 400
                             San Francisco, CA 94133
                                 (415) 434-1111
                     ----------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              April 21, 1997
                              --------------
                      (Date of Event which Requires
                         Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                 Page 1 of 16

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 2 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BK CAPITAL PARTNERS IV, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3139027
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          878,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     878,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    878,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 3 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3432358
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          878,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     878,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    878,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 4 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-6042875
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          878,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     878,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    878,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 5 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               13-6284703
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          878,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     878,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    878,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 6 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          878,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     878,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    878,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 7 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          878,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     878,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    878,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 8 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          878,500**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     878,500**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    878,500**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 3.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252165-10-5            SCHEDULE 13D                     Page 9 of 16

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, par value $1 (the "Common Stock") of The Dexter Corporation, a Connecticut corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Elm Street, Windsor Locks, Connecticut 06096. This Schedule 13D is being filed because of certain sales set forth in Item 5(c) below which have reduced the holdings of Reporting Persons to less than five percent (5%) of issued and outstanding shares.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is filed on behalf of BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); Stinson Capital Partners L.P., a California limited partnership ("Stinson"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

BK IV and Stinson are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK IV and Stinson and an investment advisor to The Carpenters Trust and ICSOPP.

RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman
President, Chairman   Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Director     Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

CUSIP NO. 252165-10-5            SCHEDULE 13D                    Page 10 of 16

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Marketing,
of Marketing          San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           and Chief Financial
and Chief Financial   San Francisco, CA 94133             Officer,
Officer                                                   RCBA, L.P.

Thomas L. Kempner     40 Wall Street           USA        Chairman, Loeb
Director              New York, NY 10005                  Partners Corporation,
                                                          Investment Banking
                                                          Business

The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kim Fromer            22225 Acorn Street       USA        President,
Trustee               Chatsworth, CA 91311                Fromer, Inc.

Curtis Conyers, Jr.   4719 Exposition Blvd.    USA        President,
Trustee               Los Angeles, CA 90016               Richard Lane Company

Richard Harris        292 North Wilshire       USA        General Manager,
Trustee               Anaheim, CA 92801                   Wesseln Construction
                                                          Company, Inc.

Ralph Larison         1925 Water Street        USA        President,
Trustee               Long Beach, CA 90802                Connolly-Pacific Co.

Bert Lewitt           2901 28th Street         USA        President, Morley
Trustee               Santa Monica, CA 90405              Construction Co.

Ronald W. Tutor       15901 Olden Street       USA        President,
Co-Chairman,          Sylmar, CA 91342                    Tutor-Saliba Corp.
Trustee

J.D. Butler           412 Dawson Drive         USA        Treasurer,
Trustee               Camarillo, CA 93010                 Gold Coast District
                                                          Council of
                                                          Carpenters

CUSIP NO. 252165-10-5            SCHEDULE 13D                   Page 11 of 16

Douglas J. McCarron    520 South Virgil Ave    USA        Secretary-Treasurer,
Co-Chairman,           Los Angeles, CA 90020              Southern California
Trustee                                                   District Council of
                                                          Carpenters

Bill Perry            520 South Virgil Ave     USA        Retired
Trustee               Los Angeles, CA 90020

Buddy Self            911 20th Street          USA        Financial Secretary,
Trustee               Bakersfield, CA 91301               Carpenters Local
                                                          Union 743

Steve Graves          520 South Virgil Ave     USA        Representative,
Trustee               Los Angeles, CA 90020               Southern California
                                                          District Council of
                                                          Carpenters

Fred Taylor           341 Wardlow Road         USA        Financial Secretary
Trustee               Long Beach, CA 90807                Carpenters Local
                                                          Union 630

ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Robert E. Vagley      American Insurance Assn  USA        President, American
Fiduciary             1130 Connecticut Ave NW             Insurance Assn
                      Washington, DC 20036

Fred R. Marcon        Insurance Svcs Office    USA        President, Insurance
Fiduciary             7 World Trade Center                Services Office
                      New York, NY 10048

Gail P. Norton        Industrial Risk Insurers USA        President & CEO
Fiduciary             85 Woodland Street                  Industrial Risk
                      Hartford, CT 06102                  Insurers

A. James Brodsky      Insurance Company        USA        Director, Insurance
Director              Supported Organizations             Company Supported
                      Pension Plan and Trust              Organizations
                      1130 Connecticut Ave NW             Pension Plan and
                      Washington, DC 20036                Trust

CUSIP NO. 252165-10-5            SCHEDULE 13D                   Page 12 of 16

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Not applicable.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons have sold some of their Common Stock holdings and may sell additional holdings in the future.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-K, there were 23,391,400 shares of Common Stock issued and outstanding as of February 28, 1997. Based on such information, after taking into account the transactions described in
Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

Shares of Common         Percentage
Name                     Stock Owned          Owned
-------------------   -------------------   -----------

BK IV                      49,500               0.2%
Stinson                    40,800               0.2%
Carpenters Trust          651,500               2.8%
ICSOPP                     69,900               0.3%
                          -------               ----
Total                     811,700               3.5%
                          =======               ====

In addition, because RCBA L.P. has voting and investment power with respect to 66,800 shares that are legally owned by The Common Fund for the account of its Equity Fund, those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

CUSIP NO. 252165-10-5            SCHEDULE 13D                   Page 13 of 16

Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 878,500 shares of the Common Stock, which is 3.8% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

(c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock (on April 21, shares were sold to the Issuer; all other sales were effected in the open market):

Name                  Trade Date   Shares    Price/Share
-------------------   ----------   -------   -----------

BK IV                 04-21-97      14,100     30.75
                      04-21-97       3,300     30.67
                      04-23-97       1,400     30.20
                      04-24-97         300     30.19

Stinson               04-21-97      11,600     30.75
                      04-21-97       2,700     30.67
                      04-23-97       1,300     30.20
                      04-24-97         300     30.19

Carpenters Trust      04-21-97     185,500     30.75
                      04-21-97      43,600     30.67
                      04-23-97      20,700     30.20
                      04-24-97       4,500     30.19

ICSOPP                04-21-97      19,800     30.75
                      04-21-97       4,700     30.67
                      04-23-97       2,200     30.20
                      04-24-97         400     30.19

The Common Fund       04-21-97      19,000     30.75
                      04-21-97       4,500     30.67
                      04-23-97       2,000     30.20
                      04-24-97         400     30.19


(d)  Not applicable.

(e) On April 21, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.

CUSIP NO. 252165-10-5            SCHEDULE 13D                   Page 14 of 16

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

CUSIP NO. 252165-10-5            SCHEDULE 13D                   Page 15 of 16

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 1997

STINSON CAPITAL PARTNERS, L.P.         RICHARD C. BLUM & ASSOCIATES, L.P.

By  Richard C. Blum & Associates,      By  Richard C. Blum & Associates, Inc.,
    L.P., its General Partner              its General Partner

    By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
        -------------------------              ---------------------------
        Marc T. Scholvinck,                    Marc T. Scholvinck,
        Managing Director and                  Managing Director and
        Chief Financial Officer                Chief Financial Officer

RICHARD C. BLUM & ASSOCIATES, INC.     By  /s/ Marc T. Scholvinck
                                           -------------------------------
By  /s/ Marc T. Scholvinck                 RICHARD C. BLUM
    -----------------------------
    Marc T. Scholvinck,                    By   Marc T. Scholvinck,
    Managing Director and                       Attorney-in-Fact
    Chief Financial Officer

THE CARPENTERS PENSION TRUST FOR       INSURANCE COMPANY SUPPORTED
SOUTHERN CALIFORNIA                    ORGANIZATIONS PENSION PLAN

By  Richard C. Blum & Associates,      By  Richard C. Blum & Associates, L.P.,
    L.P., its Investment Advisor           its Investment Advisor

    By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
        -------------------------               ---------------------------
        Marc T. Scholvinck,                     Marc T. Scholvinck,
        Managing Director and                   Managing Director and
        Chief Financial Officer                 Chief Financial Officer

BK CAPITAL PARTNERS IV, L.P.

By  Richard C. Blum & Associates,
    L.P., its General Partner

    By  /s/ Marc T. Scholvinck
        -------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer

CUSIP NO. 252165-10-5            SCHEDULE 13D                   Page 16 of 16

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  April 25, 1997

STINSON CAPITAL PARTNERS, L.P.         RICHARD C. BLUM & ASSOCIATES, L.P.

By  Richard C. Blum & Associates,      By  Richard C. Blum & Associates, Inc.,
    L.P., its General Partner              its General Partner

    By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
        -------------------------              ---------------------------
        Marc T. Scholvinck,                    Marc T. Scholvinck,
        Managing Director and                  Managing Director and
        Chief Financial Officer                Chief Financial Officer

RICHARD C. BLUM & ASSOCIATES, INC.     By  /s/ Marc T. Scholvinck
                                           -------------------------------
By  /s/ Marc T. Scholvinck                 RICHARD C. BLUM
    -----------------------------
    Marc T. Scholvinck,                    By   Marc T. Scholvinck,
    Managing Director and                       Attorney-in-Fact
    Chief Financial Officer

THE CARPENTERS PENSION TRUST FOR       INSURANCE COMPANY SUPPORTED
SOUTHERN CALIFORNIA                    ORGANIZATIONS PENSION PLAN

By  Richard C. Blum & Associates,      By  Richard C. Blum & Associates, L.P.,
    L.P., its Investment Advisor           its Investment Advisor

    By  /s/ Marc T. Scholvinck             By  /s/ Marc T. Scholvinck
        -------------------------              ---------------------------
        Marc T. Scholvinck,                    Marc T. Scholvinck,
        Managing Director and                  Managing Director and
        Chief Financial Officer                Chief Financial Officer

BK CAPITAL PARTNERS IV, L.P.

By  Richard C. Blum & Associates,
    L.P., its General Partner

    By  /s/ Marc T. Scholvinck
        -------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer